FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of July , 2001
                                      -----

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F X      Form 40-F
                                 ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes      No  X
                                           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Trimark Oil & Gas Ltd.
                                        ---------------------------------------
                                        (Registrant)

Date  July 3, 2001                       By  /s/ "Nick DeMare"
      ----------------------            ---------------------------------------
                                         Nick DeMare, Director
                                         (Signature)*

     *Print the name and title of the signing officer under his signature.


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                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                    Tel: (604) 685-9316 o Fax: (604) 683-1585
                    CDNX Symbol: TMK.V o OTCBB Symbol: TOGSF



NEWS RELEASE                                                        JULY 3, 2001


                         ELH #3 Exploratory Well Update

Mr. Donald W. Busy, President, reports that the ELH #3 exploratory test well, that was targeting a potential reservoir on the west slope outside the productive East Lost Hills structure, has been temporarily abandoned.

Extensive testing was carried out on several zones but no hydrocarbon shows were recovered. No recommendation however, is being made to plug the well until the extent of the field and the possible value of the well are better understood.

For additional information on Trimark Oil & Gas Ltd. contact Des O'Kell at 1-888-303-3361.


ON BEHALF OF THE BOARD


"Donald Busby"
Donald W. Busby, President



       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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